Philips to acquire Volcano to expand global leadership position in image-guided therapy market

Philips to acquire Volcano for USD 18.00 per share; total transaction value of USD 1.2 billion
(approx. EUR 1 billion), inclusive of Volcano’s cash and debt

Agreement to acquire Volcano, a global leader in catheter-based imaging and measurement solutions for cardiovascular applications, advances Philips’ focused strategy in image guided therapy

Volcano provides proven clinical development and commercialization capabilities for Philips’ next generation of imaging and measurement technologies

Philips expects the transaction to accelerate sales growth as combined business is optimally positioned to address unmet needs in EUR 4 billion image-guided therapy market

Transaction expected to be accretive to Philips EPS by 2017 driven by revenue and cost synergies

Amsterdam, the Netherlands and San Diego, CA, US – Royal Philips (NYSE: PHG; AEX: PHIA) and Volcano Corporation (NASDAQ:VOLC), a global leader in catheter-based imaging and measurement solutions for cardiovascular applications, today announced that they have entered into a definitive merger agreement. Pursuant to the agreement, Philips will commence a tender offer to acquire all of the issued and outstanding shares of Volcano for USD 18.00 per share, or a total equity purchase price of USD 1 billion (approx. EUR 800 million), to be paid in cash upon completion. The board of directors of Volcano has unanimously approved the transaction and recommends the offer to its shareholders. The transaction is expected to close in the first quarter of 2015.